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boundary from several small operators who plan two to three mile 3D shoots in an attempt to extend their production in the Denverton Creek field. The southern portion of the shoot will image the same trapping style as these wells. Vaughan is aware of several large 3D shoots (40+ square miles) planned south, east and north of Travis.

Most of the mineral acreage parcels are fairly large which is beneficial in terms of the time it takes in putting together this size of land block. The surface usage of the land is largely grazing and pastures with seasonal, row crops such as tomatoes, alfalfa and corn on parcels in the northeastern area. The town of Vacaville forms the effective northwestern boundary of the shoot while Travis Air Force Base is on the southwestern boundary. The surface is fairly flat in topography with several small, seasonal creeks that run through the area.

As is the case with many large 3D areas, the lease acquisition process is a dynamic one. Some leases are impossible to reasonably acquire and other leases are slightly outside the proposed boundary. It is usually desirable to add adjacent parcels to the original proposed boundaries if they become available and still fit into the geological framework of the shoot.

Drilling
--------

The Travis area does not appear to present any severe drilling problems in the depth ranges that will be targeted. Immediately south and west of Denverton Creek there are high pressures due to the Kirby Hills uplift, but they should not exist on the target area. Well costs will vary considerably from south to north as the depth of the main objectives range from 4,500 feet (approximately $250,000 completed) to 12,000 feet (approximately $600,000 completed).

The distance to commercial pipelines varies from less than 1 mile on the southern and northern ends of the shoot, to 6 miles in the middle of the shoot.

End of Summary of Report
------------------------

The Company currently has no productive wells and no productive acreage. All of the Lands are undeveloped. No wells have been drilled on the Lands to date. There are no proved hydrocarbon reserve volumes in the Lands. As of May 31, 1999 there are no wells being drilled, no waterfloods in process of installation, no pressure maintenance operations and there are no other related operations of material importance by appropriate geographic areas. The Company has no delivery commitments of any kind.

Item 4:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
------

The following table sets forth certain information concerning the ownership of common stock of the Company as of May 31, 1999 of (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Common Stock; (ii)

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